UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2006

OR

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to   .

Commission file number 1-15929

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN
Full title plan and the address of the
plan, if different from that of the issuer named below

PROGRESS ENERGY, INC.
410 South Wilmington Street
Raleigh, North Carolina 27601-1748
Name of issuer of the securities held pursuant to the
plan and address of its principal executive office

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

Note: All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Progress Energy 401(k) Savings & Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Progress Energy 401(k) Savings & Stock Ownership Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required as part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 26, 2007

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

(in thousands)	2006	2005
ASSETS
Investments – at fair value:
Participant-directed investments	$1,375,839	$1,251,374
Nonparticipant-directed investments	112,121	125,938
Total investments	1,487,960	1,377,312
Receivables:
Dividends/capital gains/interest receivable	8,588	9,139
Employer contributions receivable	10,550	12,083
Total receivables	19,138	21,222
Cash and cash equivalents	3,125	3,919
Total assets	1,510,223	1,402,453

LIABILITIES
ESOP loan payable	68,905	84,063
Participants’ loan payable	-	401
Interest payable ESOP loan	689	841
Total liabilities	69,594	85,305
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,440,629	1,317,148

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,309	1,802
NET ASSETS AVAILABLE FOR BENEFITS	$1,441,938	$1,318,950

See Notes to Financial Statements.

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

(in thousands)
ADDITIONS
Contributions:
Participant contributions	$57,388
Employer contributions	39,619
Total contributions	97,007
Investment income:
Net appreciation of investments	116,210
Dividends and capital gains	76,850
Interest income	1,842
Total investment income	194,902
Total additions	291,909
DEDUCTIONS
Benefits paid to participants	138,701
Allocation of shares	25,627
Interest expense	4,560
Administrative expenses	33
Total deductions	168,921
INCREASE IN NET ASSETS	122,988
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,318,950
End of year	$1,441,938

See Notes to Financial Statements.

 PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND
FOR THE YEAR ENDED DECEMBER 31, 2006

1.         DESCRIPTION OF THE PLAN

General Information Regarding the Plan

The following description of the Progress Energy 401(k) Savings & Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). The purpose of the Plan is to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in Progress Energy, Inc. (the “Company”) and other investments. The Company’s Board of Directors or the President and Chief Executive Officer of the Company appoints the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee (the “Committee”) to control and manage the operation and administration of the Plan. The Plan was amended and restated effective January 1, 2006, to comply with various Internal Revenue Service (“IRS”) and Department of Labor (“DOL”) regulatory requirements.

State Street Bank & Trust Company, N.A. (“State Street” or the “Trustee”) provides trustee services to the Plan. Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”) is the record keeper for the Plan.

Participation in the Plan

Generally, individuals classified as nonbargaining regular, full-time, part-time or temporary employees of Carolina Power & Light Company d/b/a/ Progress Energy Carolinas, Inc., Florida Power Corporation d/b/a/ Progress Energy Florida, Inc., Progress Energy Service Company, Progress Energy Ventures, Inc., and corporate employees of Progress Fuels Corporation (collectively, the “Participating Companies”), are eligible to participate in the Plan on their first day of employment. Only persons treated as employees of the Participating Companies for federal tax purposes may participate in the Plan. Independent contractors, leased employees and contract employees are not eligible. Full-time employees are eligible for the Company match allocations as soon as participation in the plan begins. Part-time and temporary employees are eligible for the Company match allocations after six months of continuous credited service or 1,000 hours of service in a 12-month period. However, effective January 1, 2007, part-time and temporary employees will be eligible for the Company match allocations as soon as participation in the plan begins. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment options.

Employee Contributions

Employees who have eligible earnings equal to or less than a certain level ($100,000 for 2006 and $95,000 for 2005) may contribute from 1 percent to 25 percent, in increments of 1 percent, of their annual eligible earnings (the "Deferred Contribution") as defined by the Plan. Employees with eligible earnings above this level may contribute from 1 percent to 18 percent of their eligible earnings, as defined by the Plan. These contributions reduce, in like amount, the employee's earnings subject to income tax for that year. An employee's total before-tax contributions were limited to $15,000 for 2006 and $14,000 for 2005, as defined by certain Internal Revenue Code (“IRC”) limitations.

Participating employees may also elect to contribute an additional amount on an after-tax basis. Employees who have eligible earnings equal to or less than a specified level ($100,000 for 2006 and $95,000 for 2005) may elect to contribute an after-tax amount from 1 percent to 25 percent, in increments of 1 percent, of their eligible earnings, as defined by the Plan. Employees with eligible earnings above this level may contribute an after-tax amount from 1 percent to 18 percent of their eligible earnings, as defined by the Plan. In no event may the before-tax contributions plus the after-tax contributions exceed a total of 25 percent or 18 percent, respectively, of annual eligible earnings, as defined by the Plan, during 2006 or 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan also allows those participants age 50 and over to make additional deferred contributions for the year ($5,000 for 2006 and $4,000 for 2005).

Company Contributions

At the time employee contributions are made, the Company’s matching allocations are made to the Plan in an amount equal to 50 percent of the first 6 percent of each employee's before- or after-tax contributions on a pay period by pay period basis (the “Automatic Company Match”).

The Plan also has an incentive feature (the “Employee Stock Incentive Plan (“ESIP”) Match”) which provides for additional Company matching allocations to be made to the Plan on behalf of each eligible employee when at least 5 out of 10 of the Company and business unit strategic goals set by senior management are met. Employees eligible to participate in the Plan are generally eligible for these additional Company matching allocations. Those eligible employees with more than one year of service who do not contribute at least 2 percent before-tax to the Plan are, for the purpose of determining the ESIP Match, assumed to have made a before-tax contribution of 2 percent to the Plan. During the first year of service, employees must contribute at least 1 percent of eligible base pay earnings each pay period to receive an ESIP Match allocation. The Company made ESIP matching allocations of approximately $10.5 million for the Plan year ended December 31, 2006, and approximately $12.1 million for the Plan year ended December 31, 2005.

All Company matching allocations and any earnings on securities purchased with these allocations are initially invested in common stock of the Company in the Progress Energy, Inc. Common Stock Fund (“Common Stock Fund”). Participants may transfer the company match allocation from the Common Stock Fund to any of the other investment options at any time.

Employees are 100 percent vested in the contributions they have made to the Plan, the investment earnings credited on such contributions, and the dividends from the Company matching allocations. Upon attaining one year of service with the Company, employees are 100 percent vested in all Company matching allocations that have been allocated to their accounts.

Employee Stock Ownership Plan

In 1989, the Plan was restated as an Employee Stock Ownership Plan (“ESOP”), which allows the Plan to enter into acquisition loans (“ESOP Loans”) for the purpose of acquiring Company common stock. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account (“ESOP Stock Suspense Account”) and is presented as nonparticipant-directed investments on the Statements of Net Assets Available for Benefits. Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid, as specified by provisions of the IRC.

ESOP Loan payments are made quarterly and may be funded by dividends on stock held in the ESOP Stock Suspense Account, dividends on Company stock held in the Common Stock Fund, Company contributions or the proceeds of stock sold from the ESOP Stock Suspense Account.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Prepayment of the loan without a penalty is allowed. Excluding the effects of any future prepayments, required payments, including principal and interest, are $19.9 million for each of the years 2007 through 2009 and a total of $18.2 million for 2010. The ESOP Stock Suspense Account shares in the Plan, which totaled 2,284,448 shares at December 31, 2006, are pledged as collateral for the ESOP Loan. During the 2006 and 2005 Plan years, 582,988 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants.

Progress Energy, Inc. Common Stock Fund

The Common Stock Fund is partially funded through the release of shares from the ESOP Stock Suspense Account. The price at which such released shares are allocated to Plan participants is the closing price per share on the payroll date. In addition, the Common Stock Fund may use available cash from contributions and dividends to purchase Progress Energy, Inc. common stock on the open market or otherwise, including purchases from the Company of authorized but unissued shares of common stock. The purchase price of shares of common stock acquired on the open market for employee accounts will be the weighted-average price of all shares purchased under the Plan during the applicable investment period, which is generally one pay period, running from the payroll date that deductions are taken to the date before the following payroll date. If funds to be invested in Company common stock are used to purchase authorized but unissued common stock directly from the Company, the purchase price on the date of purchase will be the prior day’s volume weighted-average price of the Company’s common shares traded on the New York Stock Exchange. No brokerage commission or other charges shall be deducted.

The Common Stock Fund is accounted for on a unitized accounting basis. A small portion of this fund is held in a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between 1 and 3 percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. At December 31, 2006 and December 31, 2005, the reserve totaled approximately $3.1 million and $3.9 million, respectively.

Investment of Funds

At the election of the participating employee, contributions made by the employee and any earnings on the securities purchased with these contributions are invested in the investment options offered by the Plan. Employee contributions to the Plan may be allocated to one or more of the investment options in increments of 1 percent. This election is made at the time the employee begins to participate in the Plan. The election may be changed upon request and is generally effective by the following pay period. A participant may transfer current fund balances among the Plan options. The only limitations on transfers are the limitations on roundtrip transactions under Fidelity’s Excessive Trading Policy, which was put in place on December 6, 2004, and applies to all Fidelity mutual funds, the EuroPacific Growth Fund, the Growth Fund of America, and the Columbia Acorn Fund. A roundtrip transaction occurs when a participant exchanges in and then out of a fund option within 30 days. Fidelity’s Excessive Trading Policy limits participants to one roundtrip transaction per fund within any rolling 90-day period, subject to an overall limit of four roundtrip transactions across all funds over a rolling 12-month period. All Company matching allocations are initially invested in common stock of the Company. All Company common stock dividends are reinvested in common stock, unless employees elect to receive the Company common stock dividends in cash (subject to income tax). Participants immediately vest in all dividends generated from Company common stock, including dividends on Company match allocations, without regard to length of service.

Contingent Value Obligations

Pursuant to the Company’s acquisition of Florida Progress Corporation during 2000, participants of the Savings Plan for Employees of Florida Progress Corporation (the “Florida Plan”) with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Common Stock Fund and cash. In addition, Florida Progress Stock Fund non-bargaining unit shareholders received shares of the Progress Energy, Inc. Contingent Value Obligation Fund (the “CVO Fund”), which were transferred into the Plan effective December 31, 2001. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuels facilities owned by the Company. Subsequently, one of these synthetic fuels facilities was sold by the Company in 2007. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to liquidate and reinvest the proceeds of all or a portion of their account balance as desired.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and Plan earnings and charged with withdrawals, allocations of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, or Termination of Employment

Participants with one or more years of service with the Participating Companies are vested with respect to all Company matching allocations. Participants with less than one year of service will become 100% vested in Company match allocations upon: death, becoming totally and permanently disabled while employed, placement in a specially designed Company outplacement program or discontinuance of the Plan. Generally, participants leaving the employ of the Company with less than one year of service forfeit nonvested Company matching allocations and reinvested earnings on those allocations. In the case of an employee's death, retirement or termination of employment with at least one year of service with the Company, all employee and Company matching allocations, including those otherwise nonvested, become payable upon request by the employee, the employee's estate or other appropriate recipients. Retired participants and former eligible employees of the Participating Companies, who are currently ineligible to participate, may retain investments in the Plan but may not continue to make contributions. Generally, account balances valued at $1,000 or less at termination are automatically distributed to the participant as a lump sum. If termination of employment is because of death and the vested account is $5,000 or less, a lump sum payment will be made to the participant’s beneficiary as soon as administratively practicable.

Forfeited Accounts

Forfeited matching allocations may be used by the Plan to pay Plan expenses or to reduce future matching allocations otherwise required from the Company. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $113,920 and $54,458, respectively. During the years ended December 31, 2006 and 2005, forfeited matching allocations and associated reinvested earnings were not used by the Plan.

Benefit Payments

Participants may request in-service withdrawals while employed at the Participating Companies. Such withdrawals will be applied to the participant's account based on the fund withdrawal hierarchy prescribed by the Plan (participants cannot direct that the withdrawal be applied to a specific fund). Employees may withdraw matured company matching contributions before age 59 & 1/2, subject to a penalty. Employees also may withdraw after-tax contributions and any earnings on such funds. The earnings on after-tax contributions are subject to a penalty. In general, withdrawals of before-tax employee contributions and their earnings are not permitted. Financial hardship withdrawals are permitted when an employee has a substantial "immediate and heavy" financial need in accordance with IRS safe-harbor requirements, subject to a penalty. However, under certain specified circumstances, the IRS will allow limited withdrawals of before-tax contributions without penalty. Once reaching age 59 & 1/2, participants may make a withdrawal of before-tax contributions without having to meet the hardship requirements.

Participant Loans

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The loan amount is taken on a pro-rata basis across the investment funds in which the participant has a balance. The minimum loan available is $500. The maximum is 50 percent of the participant’s vested account balance or $50,000, whichever is smaller. Loans are available in increments of $100 only. A participant is permitted a maximum of two outstanding loans at any one time. For active employees, loan repayment is made through automatic payroll deduction of after-tax dollars. Loans from the Plan must be repaid within five years. Prior to 2002, the loans were funded with a borrowing arrangement by the Plan with an outside lending institution (former loan plan). All loans issued prior to 2002, except those transferred to the Plan from the Florida Plan at December 31, 2001, are being repaid under the former loan plan; however, no new loans are being issued under the former loan plan. Under the current loan plan, loans are funded directly from the participants’ account, reducing the participants’ account balance, and are placed in a separate Participant Loan Fund. Repayments are returned to each participant account, reducing the outstanding Participant Loan Fund balance. Interest income for the current loan plan is recorded in the participant-directed investment accounts.

The interest rate for loans is determined periodically by the Plan’s Committee, and is set at a reasonable amount in accordance with IRS regulations. The interest rate charged is different for loans under the former and current loan plans. The interest rate on loans issued since 2002 under the current loan plan is based on the prime rate on the last day of the previous calendar quarter and is fixed for the life of the loan. The prime rate ranged from 7.26% to 8.25% in 2006 and 5.25% to 7.15% in 2005. Interest rates on loans outstanding during 2006 and 2005 under the current loan plan, including those transferred from the Florida Plan, ranged from 4.00% to 9.50%. Loans outstanding under the former loan plan are subject to a variable rate and bear interest at the prime rate plus one-half percent. Interest rates on loans outstanding issued under the former loan plan ranged from 7.25% to 7.75% during 2005. At December 31, 2006, there were no loans outstanding under the former loan plan.

The borrowings from the outside lender to fund the former loan plan bear interest at the one-month London InterBank Offering Rate (“LIBOR”). For 2006 and 2005, the one-month LIBOR averaged 5.10% and 3.39%, respectively.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Standard

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position AAGINV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present common collective trust funds with underlying investments in certain types of investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Company’s common stock is valued at its closing market price as of the end of the day. The CVO Fund is valued at its year-end unit closing prices (constituting market value of shares owned or CVOs, respectively, plus uninvested cash position). CVOs are valued at their last traded price, which management believes is an estimate of their fair value at the valuation date. CVOs do not trade frequently. Therefore, the values presented are not necessarily indicative of what the Plan could have recognized if CVOs were traded on the valuation date. Participant loans are valued at cost, which approximates fair value.

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Capital gain distributions are included in dividend income. When the Company’s common stock is distributed from the Common Stock Fund to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Plan Expenses

The Plan’s administrative expenses incurred by the Trustee and Fidelity may be paid from assets of the Plan to the extent not paid by the Company.

3.        INVESTMENTS

The following table summarized the Plan’s investments at fair value that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005:

(dollars in thousands)	2006	2005
EuroPacific Growth Fund, 2,162,915 and 1,642,711 shares, respectively	$100,705	$67,499
Fidelity Mid Cap Stock Fund, 2,988,495 and 2,561,376 shares, respectively	87,085	68,056
Vanguard S&P 500 Index Fund, 615,346 and 680,738 shares, respectively	79,743	77,611
Fidelity Equity Income Fund, 1,603,276 and 1,508,352 shares, respectively	93,872	79,611
Columbia Acorn Fund, 4,060,351 and 3,894,042 shares, respectively	120,633	109,695
Vanguard Retirement Savings Trust, 137,316,831 and 138,440,794 units, respectively	136,008	136,639
Progress Energy, Inc. Common Stock Fund, 10,935,004 and 11,406,298 shares, respectively	536,690	500,964
Progress Energy, Inc. Common Stock Fund (ESOP), 2,284,448 and 2,867,436 shares, respectively	112,121	125,938

During the Plan year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

(in thousands)
Mutual Funds:
Fidelity Mid Cap Stock Fund	$6,493
EuroPacific Growth Fund	9,234
Growth Fund of America	3,097
Vanguard S&P 500 Index Fund	9,697
PIMCO Total Return Bond Fund	(595)
Fidelity Equity Income Fund	8,660
Fidelity Freedom Income Fund	59
Fidelity Freedom 2000 Fund	78
Fidelity Freedom 2005 Fund	47
Fidelity Freedom 2010 Fund	579
Fidelity Freedom 2015 Fund	221
Fidelity Freedom 2020 Fund	973
Fidelity Freedom 2025 Fund	169
Fidelity Freedom 2030 Fund	1,548
Fidelity Freedom 2035 Fund	73
Fidelity Freedom 2040 Fund	782
Columbia Acorn Fund	5,740
Progress Energy, Inc. Common Stock Fund	57,482
Progress Energy, Inc. Common Stock Fund (ESOP)	11,810
Progress Energy, Inc. CVO Fund	63
Net appreciation in value of investments	$116,210

4.        NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2006, is as follows:

(in thousands)	ESOP
Balance, December 31, 2005	$42,769
Changes in net assets:
Employer contributions	13,886
Net appreciation in fair value	11,810
Dividends and capital gains	5,638
Allocation of shares	(25,627)
Interest expense	(4,555)
Net change	1,152
Balance, December 31, 2006	$43,921

5.        EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by affiliates of Fidelity. Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

Plan investments at end of period include shares of money market funds managed by State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 13,219,452 and 14,273,734 shares, respectively, of common stock of Progress Energy, Inc., the sponsoring employer, with a cost basis of $388.4 million and $408.3 million, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $33.3 million.

6.        PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to amend, modify, suspend or terminate the Plan at any time subject to the provisions set forth in ERISA. No such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loan. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.

7.        FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 23, 2002, in which the IRS stated that the Plan and Trust, as then designed, were in compliance with the applicable requirements of the IRC. The Plan was restated and amended on January 1, 2006. A determination letter application is currently pending before the IRS.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, it is believed that the Plan is qualified and the related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

8.        NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the following participant contributions, which consisted of loan repayments, to the Trustee later than required by DOL Regulation 2510.3-102: the December 31, 2004, participant contributions of $73,655 were remitted on January 28, 2005; the January 28, 2005, participant contributions of $70,926 were remitted on February 24, 2005; and the February 25, 2005, participant contributions of $67,773 were remitted on March 29, 2005. The Company filed Form 5330s with the IRS and paid required excise tax on the transactions. The delinquent contributions were fully corrected in 2006.

9.        VOLUNTARY COMPLIANCE RESOLUTION

The Company filed an application for a compliance statement from the IRS under the Voluntary Correction Program with respect to operational failures related to operating the Plan in accordance with its provisions, including the definition of eligible earnings upon termination, elections for catch-up contributions, and the allocation of certain interest income with respect to participant loans. The IRS issued a Voluntary Correction Program Compliance Statement dated February 22, 2007. The Plan has been amended to comply with the compliance statement. Additionally, in accordance with the compliance statement, the Plan shall allocate certain participant loan interest on a per capita basis to each participant having an account under the Plan as of December 31, 2006. Based upon a balance of $816,406 in the excess cash account at December 31, 2006, and a total of 10,889 participants in the Plan as of December 31, 2006, the per capita allocation to each participant will be approximately $70. This allocation to participants’ accounts must take place by July 23, 2007.

10.        RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

(in thousands)
Net assets available for benefits per the financial statements	$1,441,938
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,309)
Net assets available for benefits per the Form 5500	$1,440,629

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2006.

(in thousands)
Total additions per the financial statements	$291,909
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,309)
Total income per the Form 5500	$290,600

SUPPLEMENTAL SCHEDULES

PROGRESS ENERGY 401(k)
 SAVINGS & STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(in thousands)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value

*	Progress Energy, Inc. Common Stock Fund	Common stock	$	**	$536,690
*	Progress Energy, Inc. Common Stock Fund (ESOP)	Common stock		50,258	112,121
*	Fidelity Mid Cap Stock Fund	Mutual fund		**	87,085
	EuroPacific Growth Fund	Mutual fund		**	100,705
	Growth Fund of America	Mutual fund		**	56,403
	Vanguard S&P 500 Index Fund	Mutual fund		**	79,743
	Vanguard Retirement Savings Trust	Common trust fund		**	136,008
	PIMCO Total Return Bond Fund	Mutual Fund		**	42,800
*	Fidelity Equity Income Fund	Mutual Fund		**	93,872
*	Fidelity Freedom Income Fund	Mutual Fund		**	3,390
*	Fidelity Freedom 2000 Fund	Mutual Fund		**	3,154
*	Fidelity Freedom 2005 Fund	Mutual Fund		**	1,911
*	Fidelity Freedom 2010 Fund	Mutual Fund		**	15,949
*	Fidelity Freedom 2015 Fund	Mutual Fund		**	6,249
*	Fidelity Freedom 2020 Fund	Mutual Fund		**	19,656
*	Fidelity Freedom 2025 Fund	Mutual Fund		**	3,268
*	Fidelity Freedom 2030 Fund	Mutual Fund		**	25,038
*	Fidelity Freedom 2035 Fund	Mutual Fund		**	1,261
*	Fidelity Freedom 2040 Fund	Mutual Fund		**	12,510
*	Progress Energy, Inc. CVO Fund	Contingent Value Obligations		**	66
	Columbia Acorn Fund	Mutual Fund		**	120,633
*	Various participants	Loans to plan participants (Maturing through 2011 with interest rates ranging from 4.0% to 9.5%)		**	29,448
	Total				$1,487,960

* Party-in-interest
**Cost information is not required for participant-directed investments, and therefore, is not included.

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4A
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Line 4a, “Did the Employer Fail to Transmit to the Plan Any Participant Contributions within the Time Period Described in 29 CFR 2510.3-102,” Was Answered “Yes”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transaction	Amount

Progress Energy, Inc.	Employer/Plan Sponsor
Participant contributions for employees, which consisted of loan repayments, were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The December 31, 2004, participant contribution, which consisted of loan repayments, was deposited on January 28, 2005. The January 28, 2005, participant contribution, which consisted of loan repayments, was deposited on February 24, 2005. The February 25, 2005, participant contribution, which consisted of loan repayments, was deposited on March 29, 2005. These delinquent contributions were all remitted in 2005 and lost earnings to the Plan were remitted in 2006. Form 5330s were filed and the transactions were fully corrected.

$212,354

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

PROGRESS ENERGY 401(k) SAVINGS & STOCK
OWNERSHIP PLAN ADMINISTRATIVE COMMITTEE

/s/ Anne M. Huffman, Chair
Anne M. Huffman, Chair
Progress Energy 401(k) Savings & Stock Ownership Plan
Administrative Committee
Date: June 26, 2007

INDEX TO EXHIBITS

Exhibit Number

Exhibit No. 23                                Consent of Deloitte & Touche LLP